UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

CURRENT REPORT

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

(X)ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

( )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From ________ To ________

Commission File No. 000-22759

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.

401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK OF THE OZARKS, INC.

17901 Chenal Parkway

Little Rock, AR 72223

BANK OF THE OZARKS, INC. 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan at December 31, 2014 and for the year then ended were audited by other auditors whose report dated June 26, 2015 expressed an unqualified opinion on those statements.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Plan Administrative Committee

Little Rock, Arkansas

We have audited the accompanying statement of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014.  This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 26, 2015

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Cash	$125,281	$217,333
Investments, at fair value	187,654,403	154,383,299
Receivables:
Employer contributions	181,898	127,434
Participant contributions	192,261	142,921
Total assets	188,153,843	154,870,987

Liabilities:
Excess contributions payable	5,659	-
Total liabilities	5,659	-

Net assets reflecting all investments at fair value	188,148,184	154,870,987

Increase (decrease) from fair value to contract value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	12,949	(17,807)
Net assets available for benefits	$188,161,133	$154,853,180

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2015
Investment income:
Net appreciation in fair value of investments	$34,771,120
Interest and dividends	3,592,689
Total investment income	38,363,809
Contributions:
Employer	2,800,203
Participant	4,818,895
Rollover	1,693,462
Total contributions	9,312,560
Total investment income and contributions	47,676,369

Deductions:
Benefit payments	14,321,903
Administrative expenses	46,513
Total deductions	14,368,416

Net increase	33,307,953
Net assets available for benefits, at beginning of year	154,853,180
Net assets available for benefits, at end of year	$188,161,133

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a Safe-Harbor Cash or Deferred Arrangement (“Safe-Harbor CODA”) covering all employees of Bank of the Ozarks, Inc. (the “Employer”), except leased employees and independent contractors.  Employer includes any entity into which it may be merged or consolidated, or any entity that may hereafter accept and adopt the terms of this Plan with approval of the board of directors of Bank of the Ozarks, Inc. Employer also includes any entity which is a member of a controlled group of entities and all trades or businesses which are under common control provided, however, that service with an employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Employees become eligible to participate in the Plan after completing an hour of service for the Employer.  Participants may elect to defer a percentage of their eligible pretax compensation as allowed by the Internal Revenue Code (the “Code”) by means of regular payroll deductions.  Additionally, participants who have attained age 50 prior to the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to limitations of, Section 414(v) of the Code.

For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants.  The Employer’s matching contribution under the Safe-Harbor CODA provisions is 100% of the amount of the participant’s deferrals that do not exceed 3% of the participant’s compensation for the year plus 50% of the amount of the participant’s elective deferrals that exceed 3% but do not exceed 5% of the participant’s compensation for the year.

The Employer may also make a discretionary profit sharing and/or Employee Stock Ownership Plan (“ESOP”) contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year.  A participant does not have to make elective deferrals in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year, and it is allocated based on the relationship of the participant’s compensation to the total compensation for all participants.  No discretionary contributions were made for the year ended December 31, 2015. At both December 31, 2015 and 2014, all ESOP shares were allocated to participant accounts and are participant directed.

Vesting

Participants are immediately vested in their elective deferrals plus actual earnings thereon and all Employer matching contributions are non-forfeitable under the provisions of the Safe-Harbor CODA.  Participants who entered the Plan as a result of an acquisition carried over their years of service from the prior institution for vesting purposes in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and allocations of (i) the Employer’s matching and discretionary contributions and (ii) Plan earnings and is charged an administrative expense for recordkeeping and certain other costs to administer the Plan. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Under the provisions of the Safe-Harbor CODA, forfeitures of Employer matching contributions that occurred prior to the Plan’s conversion to a Safe-Harbor CODA are available and may be used to satisfy certain administrative costs of the Plan.  Forfeitures of Employer matching contributions totaled $125,281 and $92,331 at December 31, 2015 and 2014, respectively, and were available to satisfy certain administrative costs of the Plan.

Participants are entitled to direct the trustee how to vote shares of Bank of the Ozarks, Inc. common stock allocated to their accounts.

Payment of Benefit

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account, except for the portion attributable to ESOP contributions.  Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (i) five years or (ii) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five additional years) for each $100,000 by which the account balance exceeds $500,000.  However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (i) payment in a lump sum, (ii) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (iii) a combination of (i) and (ii).  The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Administrative Expenses

Administrative recordkeeping expenses incurred in connection with the operation of the Plan and certain other costs to administer the Plan are typically borne by the participants.  Forfeitures of Employer matching contributions that occurred prior to the Plan’s conversion to a Safe-Harbor CODA are used to satisfy administrative fees, expenses and costs of the Plan.  All other residual fees, if any, are paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all participants will become fully vested in their accounts.

2.Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting, whereby additions and deductions to net assets available for benefits, other than benefit payments, are recognized when earned or incurred, respectively. Benefit payments are recorded when paid.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Investment transactions are accounted for on the date the securities are purchased or sold (trade date).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of collective investment funds in which the Plan holds an interest are presented at fair value.  However, contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits.

The collective investment fund holds guaranteed investment contracts (“GIC”), synthetic GICs and cash and cash equivalents. All defined contribution retirement plan trusts invested in the collective investment fund have a proportionate undivided interest in all assets of the fund. The investment objective of the fund is stability of principal and high current income.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In May 2015 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, “'Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).”   ASU 2015-07 addresses the diversity in practice related to how certain investments measured at net asset value with future redemption dates are categorized by removing the requirement to categorize and limit disclosures for investments where fair values are measured using the net asset value per share practical expedient.  ASU 2015-07 is effective beginning with the 2016 plan year and is to be applied retrospectively to all periods presented.  The adoption of the provisions of ASU 2015-07 is not expected to have a material impact on the Plan’s financial statements.

In July 2015 the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.”  ASU 2015-12 reduces complexity in employee benefit plan accounting by designating contract value as the only required measure for fully benefit-responsive investment contracts, simplifies the investment disclosure requirements for employee benefit plans and reduces complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end.  ASU 2015-12 is effective beginning with the 2016 plan year and the adoption of the provisions of ASU 2015-12 is not expected to have a material impact on the Plan’s financial statements.

3.Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated June 27, 2014, stating that the Plan is qualified under the applicable sections of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended, however, the Plan Administrators believe the Plan is currently designed and is being operated in accordance with the Code.

Accounting principles generally accepted in the United States of America require the evaluation of tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Employer has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan’s financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan is no longer subject to income tax examinations for years prior to 2012.

4.Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits in the periods indicated is as follows:

December 31, 2015
Fidelity Balanced Fund	$12,695,180
Bank of the Ozarks, Inc. common stock - 3,133,584 shares	154,987,054

December 31, 2014
Fidelity Balanced Fund	$10,243,493
Bank of the Ozarks, Inc. common stock - 3,286,237 shares	124,614,123

The Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2015:

Bank of the Ozarks, Inc. common stock	$36,550,388
Mutual funds	(1,779,268)
$34,771,120

The Plan invests in various investment securities.  Investment securities are subject to certain risks including interest rate, market, credit and various other risks.  Due to the level of risk associated with the Plan’s investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. A substantial portion of the Plan’s assets are invested in shares of the Employer’s common stock.  During 2015, cash dividends paid on such shares totaled $1,755,042.  Because the Employer is the Plan Sponsor, and serves as trustee of the Plan, the transactions involving shares of the Employer’s common stock qualify as party-in-interest transactions.  Also, any fees paid to Great-West Life & Annuity Insurance Company, the record keeper of the Plan, constitutes a party-in-interest transaction.  All of these transactions are exempt from the prohibited transaction rules.  Certain administrative functions are performed by officers or employees of the Employer, in which no such officer or employee receives compensation from the Plan.

6.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits in the financial statements to Form 5500 for the periods indicated:

	December 31,
	2015	2014
Net assets available for benefits in the financial statements	$188,161,133	$154,853,180
(Decrease) increase from contract value to fair value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	(12,949)	17,807
Net assets in Form 5500	$188,148,184	$154,870,987

The following is a reconciliation of the net increase in net assets available for benefits in the financial statements to net income in Form 5500 for the year ended December 31, 2015:

Increase in net assets available for benefits in the financial statements	$33,307,953
Change in excess of estimated fair value over contract value of investment in benefit-responsive investment contract	(30,756)
Net income in Form 5500	$33,277,197

There were no amounts allocated to withdrawing participants to be recorded on Schedule H of Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of December 31, 2015 and 2014.

7.Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect the Plan’s own estimates about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the end of the plan year.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds – The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges, which are deemed Level 1 inputs.

Bank of the Ozarks, Inc. common stock – Investments in Bank of the Ozarks, Inc. common stock are valued at the last reported sales price from the NASDAQ Global Select Market as listed on the last business day of the Plan year, which are deemed Level 1 inputs.

Collective investment fund – The fair value of the Plan’s interest in the Federated Investors Capital Preservation Fund is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund, and are deemed Level 2 inputs.  The fund seeks to maintain a stable value of $10.00 per unit of participation, however, it cannot guarantee that the value per unit will always remain at $10.00.  Units of the fund may be redeemed for funding a bona fide benefit payment, honoring an employee directed transfer to another investment election that is a noncompeting investment, or paying administrative fees.  Withdrawals for other purposes can be made from the fund generally only upon 12 months’ advance written notice. The fund’s investment objective is stability of principal and high current income by investing primarily in GICs, money market mutual funds and other stable value products.

Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.  The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2015 and 2014 measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
December 31, 2015:
Mutual funds:
Domestic equity funds	$9,831,698	$-	$-	$9,831,698
Blended fund	12,695,180	-	-	12,695,180
International equity funds	2,170,017	-	-	2,170,017
Aggregate bond funds	898,418	-	-	898,418
Government bond fund	583,254	-	-	583,254
	26,178,567	-	-	26,178,567

Bank of the Ozarks, Inc. common stock	154,987,054	-	-	154,987,054
Collective investment fund	-	6,488,782	-	6,488,782
	$181,165,621	$6,488,782	$-	$187,654,403

December 31, 2014:
Mutual funds:
Domestic equity funds	$10,276,371	$-	$-	$10,276,371
Blended fund	10,243,493	-	-	10,243,493
International equity funds	2,244,631	-	-	2,244,631
Aggregate bond funds	865,517	-	-	865,517
Government bond fund	561,411	-	-	561,411
	24,191,423	-	-	24,191,423

Bank of the Ozarks, Inc. common stock	124,614,123	-	-	124,614,123
Collective investment fund	-	5,577,753	-	5,577,753
	$148,805,546	$5,577,753	$-	$154,383,299

During 2015 and 2014, there were no transfers of investments measured at fair value between the Level 1 and Level 2 fair value hierarchy.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 71-0556208, Plan No. 002

December 31, 2015

(a)		(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

			Mutual Funds
		American Funds	EuroPacific Growth Fund	$926,771
		Oppenheimer Funds	Global Fund	1,243,246
		Baron Funds	Small Cap Fund	1,258,043
		Royce	Special Equity Fund	577,517
		Baird	Mid-Cap Investment Fund	991,444
		American Century	Mid-Cap Value Fund	1,704,360
		Fidelity	Contra-Fund	2,426,230
		Federated Investors	Max-Cap Index Fund	1,031,027
		Fidelity	Balanced Fund	12,695,180
		Federated Investors	Total Return Government Fund	583,254
		Federated Investors	Total Return Bond Fund	654,628
		Federated Investors	Ultrashort Bond Fund	243,790
		Hartford	Equity Income Fund	1,843,077
				26,178,567
			Collective Investment Fund
		Federated Investors Trust Company	Capital Preservation Fund	6,488,782

			Common Stock
	*	Bank of the Ozarks, Inc.	3,133,584 Shares	154,987,054
				$187,654,403

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE OZARKS, INC.
Date: June 27, 2016	By: /s/ Greg McKinney
Name: Greg McKinney Title: Chief Financial Officer and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm